SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of registrant’s name into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release – 4th Quarter 2005

Paper sales post another quarterly record,
and proposed dividends yield 5% in 2005

Net Revenue of US$ 315 million, 8% higher than previous quarter

Sales of 403 thousand tons, 6% higher than previous quarter

EBITDA* of US$100 million, 1% higher than previous quarter

Net Income of US$ 50 million, reduced by provisions

São Paulo, January 18, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. – VCP (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its fourth quarter of 2005 (4Q05) results. The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. Also, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (23.0%), whose results were accounted for using equity method.

Valdir Roque, VCP’s Finance and Investor Relations Officer, remarks.

“Over the past quarter, despite of high oil prices and the necessity of adjustments in the US economy, the global economy remained on a positive run. The US and China continue to be the primary drivers for overall development. The global pulp market experienced an increase in demand for pulp products resulting from higher seasonal demand tied to the end of summer in the Northern hemisphere and restocking in the Asian markets. The demand expansion was met by an increase in production capacity, in particular at Veracel industrial unit, resulting in a balanced market and flat list prices during the fourth quarter. Domestically, VCP faced a challenging macroeconomic environment due to strong local currency and still high interest rates.  Nevertheless, the sustained decrease in inflation allowed further reduction in interest rates, which has already positively impacted the local paper market. The Company posted the strongest domestic sales of paper in 2005 and a new record high of quarterly paper sales in VCP’s history.

Given the economic conditions previously described, VCP sought to increase its sales volumes and further develop operating efficiencies to mitigate the negative effect of unfavorable exchange rates. In comparison to the 3Q05, VCP’s total sales volume of pulp and paper increased 6%, domestic paper sales grew 14%, while export sales in pulp rose 10%. Revenues also registered a new high totaling US$ 315 million in sales. Cash generation (EBITDA*) was US$ 100 million, 1% higher than the previous quarter despite the recent fall in average exchange rate (-4%), which impacted our real-denominated costs, resulting in EBITDA* margin of 32%.  Net income for the quarter was US$ 50 million.

For 2005, VCP registered net revenue of US$ 1,130 million, 12% above the amount registered in the previous year, despite of the negative effect of the increase in the PIS/COFINS on domestic sales. Adjusted EBITDA* for 2005 reached US$ 394 million.  Notwithstanding the negative impact from the falling exchange rate, VCP generated healthy cash flows and the Board of Directors agreed to a R$ 280 million dividend payout, as Interest on Shareholders Equity, representing an yield of 5%**”.

(*) Adjusted EBITDA, net of non-recurring provisions for contingencies, post-retirement benefits and fixed assets write-off, amounting to US$24 million (non-cash)
(**) Based on the share price on Dec 30, 2005 of R$29 (US$12.29/ADR)

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Key Financial Indicators (in US$ millions)	4Q05	3Q05	4Q05/3Q05	4Q04	4Q05/4Q04

Net Sales Revenue	315	291	8%	278	13%
Domestic Sales	167	148	13%	138	21%
Exports	148	143	4%	140	6%
Operating profit[1]	43	61	(30)%	78	(45)%
Net Income	50	60	(17)%	68	(26)%
EPS[2] US$	0.26	0.31	(16)%	0.35	(26)%
EBITDA[3]	100	99	1%	106	(6)%

(1)	Operating income, excluding financial results and equity method
(2)	Earnings per share (Net income / total outstanding shares ex-treasury), ADR ratio 1:1
(3)	Adjusted for the write-off of fixed assets and non-recurring provisions for contingencies and post-retirement benefits

3/26

4th Quarter 2005 Results

Executive Summary – 4Q05 x 3Q05

Pulp revenue	4%	Paper revenue	10%
• Volume	6%	• Volume	7%
• Price / mix	-3%	• Price / mix	-1%
• Exchange variation	1%	• Exchange variation	4%

COGS (*)	11%	Selling Expenses	6%
- Volume	6%	- Volume	6%
- Pulp	6%	- Unit Price / mix	-4%
- Paper	7%	- Exchange variation	4%
- Unit cost/Mix	2%
- Others	-1%
Exchange variation	4%	General & Administrative(*)	21%

(*) without effects of depreciation		(*) Exchange variation effect 4%

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4th Quarter 2005 Results

5/26

4th Quarter 2005 Results

Executive summary FY2005 x FY2004

Pulp revenue	14%	Paper revenue	11%
- Volume	3%	- Volume	2%
- Price/Mix	9%	- Price/Mix	-7%
- Exchange Variation	2%	- Exchange variation	16%

COGS(*)	25%	Selling & Marketing	14%
- Volume	2%	- Volume	2%
- Pulp	3%	- Unit price/Mix	-9%
- Paper	2%	- Exchange variation	21%
- Unit cost/Mix	2%
- Exchange variation	21%
		General & Administrative	38%

(*) without effects of depreciation expenses		(*) Exchange variation effect 21%

6/26

4th Quarter 2005 Results

Net Operating Revenue and Sales Volume

Increase in domestic paper sales volume (14%) and greater pulp export volumes (10%) for 4Q05 resulted in total sales volume of 403 thousand tons, 6% above that of 3Q05. A 6% increase in total sales volume combined with better paper prices resulted in an increase in total net revenue for 4Q05 of 8% over 3Q05. In comparison to 4Q04, despite an increase in paper sales (14%), total sales volume was 2% lower.  The result can be explained by greater pulp export volumes registered during 4Q04.  At that time, export shipments incorporated both 4Q04 exports as well as part of 3Q04 exports.  Net operating revenue grew 13% over 4Q04 despite the increase of the PIS/COFINS tax over domestic sales, which was offset by higher average prices of pulp and paper, in dollar terms.

Paper products contributed to 63% of total revenues in 4Q05, while pulp accounted for the remaining 37%. These proportions in 3Q05 were 62% and 38%, respectively. Paper products’ share of total revenue for 4Q04 was 59%.  When looking at total sales volume, the share of paper sales was 43% and that of pulp equaled 57%, similar to 3Q05.  Paper and pulp respectively accounted for 37% and 63% for 4Q04.

VCP’s 4Q05 export volume was 65% of total sales volume; below the 68% export volume registered in 4Q04 and the 66% export volume registered in 3Q05.

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4th Quarter 2005 Results

Pulp

Pulp sales volume for 4Q05 was 7% above that of 3Q05 and reached 230 thousand tons.  The revenue generated from pulp sales was 4% above that of 3Q05 and equaled US$ 115 million.  The change reflects an average US dollar price decrease of 2%, mainly explained by the change in mix, with higher volumes to Asia where list prices are lower, and a small discount in local prices. In comparison to 4Q04, revenues increased by 1% primarily due to the 14% increase in average prices, despite the 11% decrease in sales as a function of larger volumes in 4Q04, when VCP exported additional volumes planned for the previous quarter (3Q04).

During the fourth quarter of 2005, global pulp markets remained in balance. The seasonal increase in demand, linked to the end of summer in the Northern hemisphere and to the inventory repositioning in Asian markets, was met by an increase in short fiber production, mainly at the Veracel industrial unit. This allowed VCP to maintain its 3Q05 list prices during 4Q05.

VCP’s pulp inventory levels were equivalent to 34 days by the end of 4Q05. At the beginning of the quarter, this inventory was also 34 days.

Domestic market – In comparison to 3Q05, domestic pulp sales were down 20% because priority was given to export market demand. In relation to 4Q04, pulp sales dropped 14% for the same reason. Because of the PIS/COFINS tax charge, the average CIF price in the domestic market was R$1,065 per ton for 4Q05, versus R$1,168 per ton for 4Q04 (R$1,109 for 3Q05).

Export market – Export sales volume was 10% above that of 3Q05, but prices in U.S. dollars were 2% lower, explained by higher sales volumes to Asia where prices are lower.  In comparison to 4Q04, revenues were 2% higher, even with the 11% decrease in volume, primarily due to the increase in dollar-denominated prices (11%) over the previous twelve months.

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4th Quarter 2005 Results

Paper	Total sales volume in the last quarter of 2005 was 172 thousand tons, a new quarterly sales record. Regarding 4Q04, export volumes increased 22% and domestic sales grew 12%.

Paper revenues rose 22% relative to 4Q04, totaling US$200 million in sales. However, this growth in revenues is even higher when leaving out the increase in the PIS/COFINS rate charge (from 3.65% to 9.25%).  PIS/COFINS is a tax levied on revenues generated domestically.  In the export market, international dollar-denominated prices fell 4% in comparison to a 23% drop in real terms, following a fall in the average exchange rate.  In comparison to 3Q05, total sales volume increased 6%, resulting from a 14% increase in domestic sales.  International sales fell 9% due to the priority placed on meeting the domestic market demand.  Revenues rose 10% as average price increased 4% in dollar terms, mainly due to the effect of a better mix of products combined with the positive effect of average appreciation of local currency, which fully offset some spot discounts in local market.

Relative to 4Q04, the paper mix changed.  Due to the increased market demand for art paper, the share of coated paper increased while that of uncoated paper fell.  The same trend is observed when looking at volumes for the different products.  No significant trends are observed when looking at 3Q05.

This change in the product mix was possible thanks to the Company’s flexibility in responding to shifts in market demands. The ability to operate in the pulp and paper markets and to shift sales between domestic and international markets demonstrates that VCP can mitigate potential cyclical negative effects on a specific segment, market or currency.

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4th Quarter 2005 Results

Domestic market - Domestic market sales volume grew 14% relative to 3Q05 and 12% relative to 4Q04.  Average domestic paper price in dollars rose 1% relative to 3Q05 due to the effect of exchange rate variation, which was partially offset by spot discounts.  In comparison to 4Q04, average domestic paper price rose 10%, resulting primarily from the effect of exchange rate variation, which was partially offset by the increase in the PIS/COFINS tax charge (from 3.65% to 9.25%).  Subsequent to the end of the REFIS program in December 2004, the tax regime changed from expected net income to real net income.

Uncoated Paper: Sales volume for uncoated paper increased 10% when compared to 4Q04.  The increase is primarily attributed to the education sector’s increased purchasing appetite which is presenting promising signs for the upcoming season. The average price was 10% higher.

Coated paper: In comparison to 4Q04, sales volume of coated paper grew 22%, while prices rose 10%.

Chemical Specialties: Sales volume increased 4% over 4Q04. Average prices were 13% higher.

International market - In comparison to 4Q04, export sales volume grew an impressive 22%.  In comparison to 3Q05, exports shrunk 9%, due to increased domestic demand.  The average international CIF price equaled to US$825 per ton for 4Q05, while it was US$863 per ton for 4Q04 and US$792 per ton for 3Q05.

Pulp Cash-cost

The 4Q05 pulp cash-cost of production was US$219/ton, 7% above that of 3Q05, as a result of the negative impact of exchange rate variations in our real-denominated costs, higher costs of wood and the 7% increase in labor, relative to the annual collective wage increase.  These increases were partially offset by greater production volumes which yielded economies of scale for some inputs, energy and others. Besides exchange rate, wood and labor, oil and energy were the main causes for the US$54/ton increase relative to 4Q04.

*The cash cost of pulp production is presented in this release disregarding depletion and depreciation.

10/26

4th Quarter 2005 Results

Operating Results

Gross income for 4Q05 reached US$124 million, 4% above that of 3Q05, but 4% below that of 4Q04.  Gross margin was 39%, lower than the 41% presented in 3Q05 and the 46% registered for 4Q04.  The decrease in gross margin is mainly attributed to the negative effect of the devaluation of the US dollar in our real-denominated costs and the increase in cash-cost partially offset by greater production volumes.  Relative to 4Q04, the average cost per ton sold increased by 30%.  In addition to the effect of exchange variation and higher costs, the change in product mix placed a greater emphasis on paper with higher average costs. Gains in economies of scale, and measures taken to reduce fixed and variable costs partially offset these increases.

Sales expenses equaled US$38 million, a 3% increase relative to 4Q04.  The increase in international freight costs and the negative effect of the fall in the average exchange rate were partially offset by logistical efficiency gains and lower exported volumes (-6%).  As a percentage of gross revenues, these expenses fell from 13% to 12%.

In comparison to 4Q04, general and administrative (G&A) expenses increased US$5 million in absolute value (42%) to US$17 million, as a result of the negative effect of the fall in the average exchange rate, salary adjustments resulting from the annual wage increase of 7% starting October 2005, and non-recurring expenses related to consulting, tax-incentive donations and sponsorship. As a percentage of gross revenues, these expenses increase from 4% to 5%.

Other operating expenses grew from US$2 million for 4Q04 to US$26 million for 4Q05.  The increase is due to provisions for contingencies (US$2 million), write-off of fixed assets (US$1 million) and post-retirement benefits (US$21 million). In VCP’s annual review of internal procedures and controls, the life benefit of free hospital assistance, offered to retired employees and their dependents, was classified as a liability and its calculation based on the corresponding actuarial valuation.

When looking at the results without taking into account the Company’s provisions for contingencies, post-retirement benefits and asset write-offs, operating income reached US$67 million, flat compared to 3Q05 and 17% below the US$81 million registered during 4Q04, explained mainly by a fall in gross income.

EBITDA for the quarter reached US$76 million, 18% bellow the amount registered during 3Q05. Adjusted EBITDA for 4Q05, net of provisions for contingencies, post-retirement benefits and asset write-offs, reached US$100 million, 1% higher than 3Q05 results, but 6% below 4Q04.  The 4Q05 adjusted EBITDA margin equaled 32%, versus 34% of 3Q05 and 38% registered for 4Q04.

IMPACT OF NON-CASH ITEMS ON EBITDA	4Q05	3Q05	4Q05/3Q05 change

EBITDA (US$ Million)	76	93	(18)%
(+) Write-off of fixed assets	1	6	(83)%
(+) Provisions for contingencies	2	—	—
(+) Post-retirement benefits	21	—	—

ADJUSTED EBITDA (US$ Million)	100	99	1%

As a % of Net Revenue	32%	34%	(2p.p. )

Financial Results

VCP’s net debt of US$866 million has increased from the US$823 million as of September 30, 2005. Despite the operating cash flow generated during the period and working capital reduction, mainly on inventories and trade payables, these events were fully offset by the capital expenditures mainly on forestry assets and the de-bottlenecking of the new pulp line at Jacarei mill. Despite these capital expenditures, the acquisition of Ripasa and the dividends policy, VCP kept its net debt around two times annual EBITDA (investment grade) and 50% of its Shareholders Equity, even in an adverse exchange rate environment.

11/26

4th Quarter 2005 Results

Gross debt of US$1,496 million this quarter has grown by US$65 million, from US$1,431 million on September 30, 2005. This increase is mainly attributed to the contracting of additional export pre-payment and new loans from BNDES. These variations were partially offset by the repayment of existing loans. The maturity of VCP debt was 6.4 years, demonstrating, once again, a sound financial position

The financial expenses of US$43 million in the 4Q05, were US$11 million greater than those of 3Q05, and this increase is explained by the higher interest rate (LIBOR) in the international markets and the Company’s greater average gross debt. VCP has booked in 4Q05 an additional US$4 million in financial income, when compared to the previous quarter, mainly derived from the higher cash position and other favorable treasury operations.

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy. Different from the previous quarters, we had a U.S. dollar appreciation of throughout 4Q05 when considering end to end. Because of that, in 4Q05, the net foreign exchange result in 4Q05, including fair value, was a loss of US$42 million against a gain of US$4 million and a gain of US$2 million in 3Q05 and 4Q04, respectively. The fair value accounting adjustment was made in accordance with SFAS 133 and does not impact cash flows.

DEBT (US$ million)	COST % p.a.	Sep 30, 2005	Dec 31, 2005%

SHORT TERM		116	211	14%

Real denominated(5)	TJLP + 3%	43	34	2%
Dollar denominated	LIBOR+0.59%	73	177	12%
LONG TERM		1,315	1,285	86%

Real denominated(5)	TJLP + 3%	148	124	8%
Dollar denominated	LIBOR+1.93%	1,167	1,161	78%
TOTAL GROSS DEBT		1,431	1,496	100%
(-) CASH POSITION (4)		(608)	(630)
NET DEBT		823	866

(4) including unrealized loss from cross-currency interest rate swaps classified as long term liabilities.

(5) including BNDES loan denominated in a basket of currencies plus 3% to 4.5%.

Debt Amortization	2006	2007	2008	2009	2010	After 2010

(US$ million)	211	39	97	198	501	450

Equity from Affiliates

Total equity from affiliates is consolidated on VCP’s 4Q05 Balance Sheet but has no impact on the Company’s cash position.  For the quarter, total equity from affiliates equaled US$22 million (US$10 million in 3Q05 and US$8 million in 4T04). This result is fully explained by the greater equity income of US$17 million received from Aracruz Celulose S.A., and US$5 million received from Ripasa Celulose e Papel S.A.

Income Tax

The effective 4Q05 tax rate, net of equity from affiliates, was 355% versus 19% for 4Q04 and 17% for 3Q05.  With the approval of dividend payout, paid as interest on owned capital, in an amount greater than expected, VCP achieved a positive income tax calculation effect.  The negative 4% effective tax rate for the year comes in below the expected rate.

12/26

4th Quarter 2005 Results

Net Income

VCP’s net income for 4Q05 was US$50 million, below the US$60 million registered during 3Q05.  In comparison to 4Q04, which registered 68 million in net income, the change is explained by the lower operating results achieved in 4Q05 and provisions made.

Capex

In 4Q05, VCP invested a total US$92 million: US$58 million was invested in forestry (land purchase and forest maintenance), US$7 million invested in the debottlenecking of the new pulp production line at the Jacareí mill and other minor investments.

CAPEX (US$ million)	COMPLETED BY 12/31/05	PLANNED FOR 2006

Expansion projects	32	46
Modernization	35	27
Forests	131	118
Maintenance, IT and other	49	34
TOTAL	247	225

Outlook

VCP will continue to focus investments on its strategic drivers: (i) Low cost of wood through high technology boosting competitiveness, seeking social inclusion of local communities and environmental friendly approach assuring sustainability; (ii) Major player in the pulp global market through organic growth and logistic excellence, allowing gains in economies of scale and reduction in costs; (iii) Competitive player in the global uncoated paper market, leveraging cost competitiveness through integrated production of cut size papers; (iv) Leadership in the regional value-added paper markets; (v) Focus on regional paper distribution and development of international partnerships.

This strategy has allowed VCP to develop a sustainable growth plan which relies on a two-pronged approach: (i) organic growth which includes: the debottlenecking of new market pulp production lines at Jacareí, resulting in an additional production capacity of 150 thousand tons to come in 2006 and 2007; the expansion of pulp production at the Americana unit (P63 – Ripasa), both located in the state of São Paulo; strong investments in new forests in formation, located in Brazil’s southernmost state of Rio Grande do Sul (drafting of social and environmental licenses have already started for this project and will ultimately result in the construction of an industrial unit within the next decade); (ii) growth through acquisition resulting from sector consolidation: consolidation efforts started in 2001, with the acquisition of the controlling shares of Aracruz Celulose S.A., and continued through 2004 when VCP invested in a 50% controlling stake of Ripasa Celulose e Papel S.A.

These developments are in line with VCP’s long-term plan which aims at producing 4 million tons of market pulp and 2 million tons of paper. The Company expects to reach US$4 billion in sales by 2020.

Simultaneously, VCP is continuously looking to bring down costs, increase productivity, improve risk management, stimulate innovations, strengthen its client relationships and invest in its employees and R&D.  Put together, these projects support VCP’s sustainable growth efforts and help the company to add value for its shareholders while maintaining a minimum return of 3% to 4% per year above the weighted average cost of capital (WACC).  For the upcoming year, VCP will continue these efforts, thereby consolidating growth and increasing potential synergies which should result from the Ripasa’s acquisition.

13/26

4th Quarter 2005 Results

Capital Markets

In 4Q05, the São Paulo Stock Exchange Index (Ibovespa) appreciated 6%, while VCPA4 was up 3%. Trading volume in 4Q05 totaled 20,000 transactions, representing approximately 18 million VCP preferred shares, up 28% from the volume traded in 4Q04.

Value of the total volume traded in VCP shares in 4Q05 reached R$487 million on the Bovespa, 13% lower than the same period of the previous year. VCP’s participation in the Bovespa stock index was 1.1%.

VCP’s earnings per share were US$0.26/share in 4Q05 and US$1.38 in 2005.

VCP’s level III ADRs were down 8% on the New York Stock Exchange (NYSE) in 4Q05, while the Dow Jones Industrial Average moved up by 1%, the Bloomberg Paper & Forest Index Europe was flat and the Bloomberg Paper & Forest Index US was up 6%. The trading volume for the Company’s ADRs on the NYSE amounted to US$ 441 million in 4Q05, up 49% from 3Q05.

14/26

4th Quarter 2005 Results

Material Fact

On December 15, 2005, VCP informed the markets that its Board of Directors had agreed on this date to an Interest on Shareholders’ Equity (ISE) valued at R$ 280 million.  Payment will take place after the Annual Shareholder Meeting ratifies the agreement up to 04/30/2006.  The ISE will be levied on the dividends in accordance with the obligatory minimum relative to fiscal year of 2005.  Individual credits were based on existing shareholders at the time of closing of the São Paulo Stock Market Exchange on 12/26/2005.  The amounts will be credited and paid to ISE title holders and equal:

Notice to Shareholders: Interest on Capital

Gross amount of R$ 1.40692945 for each common share; and
Gross amount of R$ 1.54762240 for each preferred share.

The amount to be distributed as ISE may surpass the limits defined in VCP’s dividend policy criteria (60% of free operating cash flow) and the legal dispositions (minimum of 25% of net income), due to the Company’s favorable financial conditions, which:

	•	Allows for stability and visibility of cash return to shareholders; and
	•	Guarantees the Company’s credit rating maintenance at “investment grade” levels.

The amount declared as ISE will have a 15% withholding tax rate.  Shareholders residing in countries that do not tax income at a maximum rate of less than 20% are subject to withholding tax at a rate of 25%, under the prevailing legislation. Shares of the Company were traded as “ex-ISE” beginning on December 27, 2005.

15/26

4th Quarter 2005 Results

CONFERENCE CALLS

English	Portuguese
January 20, 2006	January 20, 2006
Time: 9 a.m (US EST)	Time: 10 a.m. (US EST)
Tel.: +1 (973) 935 2100	Tel.: + (55 11) 2101 1490
Code: 6888717	Code: VCP
Replay: +1 (973) 341 3080	Replay: + (55 11) 2101 1490
Code: 6888717	Code: VCP

Please call approximately 10 minutes before the start of the conference call.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

16/26

Financial Results for the Fourth Quarter 2005

Appendix I

Net Revenues

4th QTR 2004  X 4th QTR  2005

	U S G A A P

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	4Q05	4Q04	4Q05	4Q04	4Q05	4Q04	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	62,930	57,430	64,708	53,505	1,028	932	9.6	20.9	10.3
Coated	33,571	27,553	40,434	30,216	1,204	1,097	21.8	33.8	9.8
Chemical/Special	25,697	24,639	53,119	45,275	2,067	1,838	4.3	17.3	12.5
Total	122,198	109,622	158,261	128,996	1,295	1,177	11.5	22.7	10.1
Export Market
Uncoated	44,682	36,667	36,786	32,018	823	873	21.9	14.9	(5.7)
Carbonless/Thermal	114	13	143	17	1,254	1,308	776.9	741.2	(4.1)
Coated	5,413	4,345	4,502	3,356	832	772	24.6	34.1	7.8
Total	50,209	41,025	41,431	35,391	825	863	22.4	17.1	(4.4)
Total Paper	172,407	150,647	199,692	164,387	1,158	1,091	14.4	21.5	6.1
Pulp
Domestic Sales	18,354	21,408	8,442	8,755	460	409	(14.3)	(3.6)	12.5
Export Market	211,776	236,591	106,704	104,859	504	443	(10.5)	1.8	13.8
Total	230,130	257,999	115,146	113,614	500	440	(10.8)	1.3	13.6
Total Domestic Sales	140,552	131,030	166,703	137,751	1,186	1,051	7.3	21.0	12.8
Total Export Market	261,985	277,616	148,135	140,250	565	505	(5.6)	5.6	11.9
TOTAL	402,537	408,646	314,838	278,001	782	680	(1.5)	13.3	15.0

Net Revenues

4th QTR 2005  X 3rd QTR  2005

	U S G A A P

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	4Q05	3Q05	4Q05	3Q05	4Q05	3Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	62,930	50,777	64,708	52,183	1,028	1,028	23.9	24.0	(0.0)
Coated	33,571	32,211	40,434	37,256	1,204	1,157	4.2	8.5	4.1
Chemical/Special	25,697	23,939	53,119	48,177	2,067	2,012	7.3	10.3	2.7
Total	122,198	106,927	158,261	137,616	1,295	1,287	14.3	15.0	0.6
Export Market
Uncoated	44,682	49,544	36,786	39,144	823	790	(9.8)	(6.0)	4.2
Chemical/Special	114	69	143	94	1,254	1,362	65.2	52.1	(7.9)
Coated	5,413	5,613	4,502	4,505	832	803	(3.6)	(0.1)	3.6
Total	50,209	55,226	41,431	43,743	825	792	(9.1)	(5.3)	4.2
Total Paper	172,407	162,153	199,692	181,359	1,158	1,118	6.3	10.1	3.6
Pulp
Domestic Sales	18,354	22,953	8,442	10,870	460	474	(20.0)	(22.3)	(3.0)
Export Market	211,776	193,164	106,704	99,625	504	516	9.6	7.1	(2.3)
Total	230,130	216,117	115,146	110,495	500	511	6.5	4.2	(2.2)
Total Domestic Sales	140,552	129,880	166,703	148,486	1,186	1,143	8.2	12.3	3.8
Total Export Market	261,985	248,390	148,135	143,368	565	577	5.5	3.3	(2.1)
TOTAL	402,537	378,270	314,838	291,854	782	772	6.4	7.9	1.3

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Financial Results for the Fourth Quarter 2005

Appendix II

Net Revenues
12/31/2004 X 12/31/2005

	U S G A A P

	Tons		Net Revenue - US$ 000		Price - US$/ ton		YoY %

PRODUCTS	2005	2004	2005	2004	2005	2004	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	207,919	224,778	202,044	196,919	972	876	(7.5)	2.6	10.9
Coated	123,515	113,397	139,663	116,447	1,131	1,027	8.9	19.9	10.1
Chemical/ Special	94,434	96,944	185,679	164,401	1,966	1,696	(2.6)	12.9	15.9
Total	425,868	435,119	527,386	477,767	1,238	1,098	(2.1)	10.4	12.8
Export Market
Uncoated	179,563	166,163	146,899	134,880	818	812	8.1	8.9	0.7
Chemical/ Special	284	91	366	135	1,289	1,484	212.1	171.1	(13.1)
Coated	19,861	13,275	16,127	10,039	812	756	49.6	60.6	7.4
Total	199,708	179,529	163,392	145,054	818	808	11.2	12.6	1.2
Total Paper	625,576	614,648	690,778	622,821	1,104	1,013	1.8	10.9	9.0
Pulp
Domestic Sales	80,007	80,068	37,107	33,866	464	423	(0.1)	9.6	9.7
Export Market	786,944	764,363	402,372	353,143	511	462	3.0	13.9	10.6
Total	866,951	844,431	439,479	387,009	507	458	2.7	13.6	10.7
Total Domestic Sales	505,875	515,187	564,493	511,633	1,116	993	(1.8)	10.3	12.4
Total Export Market	986,652	943,892	565,764	498,197	573	528	4.5	13.6	8.5
TOTAL	1,492,527	1,459,079	1,130,257	1,009,830	757	692	2.3	11.9	9.4

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Financial Results for the Fourth Quarter 2005

Appendix III

Income Statement - Quarterly
USGAAP					US$ million

	4Q05		3Q05		4Q04		Change %

	US$	%	US$	%	US$	%	4Q05 / 3Q05	4Q05 / 4Q04

Net operating revenue	315	100%	291	100%	278	100%	8%	13%
Domestic sales	167	53%	148	51%	138	50%	13%	21%
Export sales	148	47%	143	49%	140	50%	3%	6%
Operating cost and expenses	(272)	-86%	(230)	-79%	(200)	-72%	18%	36%
Cost of sales	(191)	-61%	(172)	-59%	(149)	-54%	11%	28%
Selling and marketing	(38)	-12%	(36)	-12%	(37)	-13%	6%	3%
General and administrative	(17)	-5%	(14)	-5%	(12)	-4%	21%	42%
Other operating expenses, net	(26)	-8%	(8)	-3%	(2)	-1%	225%	1200%
Operating income	43	14%	61	21%	78	28%	-30%	-45%
Non-operating income (expense)	(54)	-17%	(1)	0%	(4)	-1%	5300%	1250%
Financial income	31	10%	27	9%	10	4%	15%	210%
Financial expense	(43)	-14%	(32)	-11%	(16)	-6%	34%	169%
Fair Value - Fasb 133	(8)	-3%	(1)	0%	7	3%	700%	-214%
Foreign exchange losses, net	(34)	-11%	5	2%	(5)	-2%	-780%	580%
Income before taxes on income and equity in affiliates	(11)	-3%	60	21%	74	27%	-118%	-115%
Income tax expense	39	12%	(10)	-3%	(14)	-5%	-490%	-379%
Income before equity affiliates	28	9%	50	17%	60	22%	-44%	-53%
Equity in gain of affiliates	22	7%	10	3%	8	3%	120%	175%
Net income (loss)	50	16%	60	21%	68	24%	-17%	-26%
EBITDA	76	24%	93	32%	103	37%	-18%	-26%
Adjusted EBITDA*	100	32%	99	34%	106	38%	1%	-6%

* Adjusted for contingencies accrual, post-retirement benefits and fixed assets write-off

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Financial Results for the Fourth Quarter 2005

Appendix  IV

Statements of Income
USGAAP			US$ million

	FY2005		FY2004
					Change % YoY
	US$	%	US$	%

Net operating revenue	1,130	100%	1,010	100%	12%
Domestic sales	564	50%	512	51%	10%
Export sales	566	50%	498	49%	14%
Operating cost and expenses	(883)	-78%	(685)	-68%	29%
Cost of sales	(654)	-58%	(518)	-51%	26%
Selling and marketing	(138)	-12%	(121)	-12%	14%
General and administrative	(55)	-5%	(40)	-4%	38%
Other operating expenses, net	(36)	-3%	(6)	-1%	500%
Operating income	247	22%	325	32%	-24%
Non-operating income (expense)	(45)	-4%	(17)	-2%	165%
Financial income	79	7%	40	4%	98%
Financial expense	(119)	-11%	(69)	-7%	72%
Fair Value - Fasb 133	(9)	-1%	21	2%	-143%
Foreign exchange losses, net	4	0%	(9)	-1%	-144%
Income before taxes on income and equity in affiliates	202	18%	308	30%	-34%
Income tax expense	8	1%	(36)	-4%	-122%
Income before equity affiliates	210	19%	272	27%	-23%
Equity gain of affiliates	54	5%	31	3%	74%
Net income (loss)	264	23%	303	30%	-13%
EPS (US$/share)	1.39		1.58
EBITDA	364	32%	414	41%	-12%
Adjusted EBITDA*	394	35%	417	41%	-6%

* Adjusted for contingencies accrual, post-retirement benefits and fixed assets write-off

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Financial Results for the Fourth Quarter 2005

Appendix V

Consolidated Balance Sheet USGAAP			US$ million

ASSETS	12/31/05	09/30/05	12/31/04

Current Assets	1,164	1,187	587

Cash and Cash Equivalents	261	274	151
Held-to-maturity securities	0	0	69
Available for sale securities	446	420	0
Trade Accounts Receivables, net	212	201	175
Inventories	157	174	130
Recoverable taxes	57	74	49
Deferred Income Tax	7	24	0
Other	24	20	13

Investment in affiliates, including goodwill	596	600	249

Property, Plant and Equipment, Net	1,758	1,792	1,443

Other Assets	213	127	365

Held-to-maturity securities	0	0	209
Unrealized gains from foreign currency and interest rate swaps	0	0	47
Recoverable taxes	31	38	32
Deferred Income Tax	89	39	43
Judicial deposits	87	33	26
Other	6	17	8

TOTAL ASSETS	3,731	3,706	2,644

LIABILITIES and STOCKHOLDERS’ EQUITY	12/31/05	9/30/05	12/31/04

Current Liabilities	445	259	473

Trade payables	64	55	45
Short-term debt	132	28	79
Current portion of long-term debt	79	88	297
Unrealized loss from currency interest rate swaps	6	4	0
Payroll, profit sharing and related charges	20	23	15
Income taxes	0	39	18
Taxes payable	21	0	8
Interest on equity	103	0	0
Other	20	22	11

Long-term Liabilities	1,549	1,556	673

Long-term debt	1,285	1,315	569
Unrealized loss from currency interest rate swaps	71	82	0
Accrued liabilities for legal proceedings	172	159	104
Medical assistance	21	0	0

Shareholders’ Equity	1,737	1,891	1,498

Preferred shares, no par value, 280,000,000 shares authorized, 85,911,046 shares issued	785	785	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued	1,053	1,053	1,053
Additional paid in capital	29	29	29
Treasury shares, at cost, 2005 - 1,081,500 shares;	(13)	(13)	(2)
2004 - 157,200
Appropriated retained earnings	72	60	60
Unappropriated retained earnings	487	571	440
Cumulative translation adjustment	(687)	(603)	(867)
Net unrealized gain (loss) on available-for-sale securities	11	9	0

TOTAL LIABILITIES and STOCKHOLDERS’ EQUITY	3,731	3,706	2,644

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Financial Results for the Fourth Quarter 2005

Appendix VI

	Statement of Cash Flows USGAAP					US$million

	CASH FLOWS FROM OPERATING ACTIVITIES	4Q05	3Q05	4Q04	FY 05	FY 04

	Net income (loss)	50	60	68	264	303
	Adjustments to reconcile net income to cash provided by operating activities :
	Foreign exchange (gain) loss, net	42	(4)	(2)	5	(12)
	Equity in earnings of affiliates	(22)	(10)	(8)	(54)	(31)
	Deferred income tax	(36)	(9)	(11)	(59)	(17)
	Depreciation and depletion	30	35	25	117	89
	Loss on disposal of property, plant and equipment	2	6	1	9	5
	Changes in operating assets and liabilities :
	Trade accounts receivable	(13)	(11)	(18)	(4)	(17)
	Inventories	9	1	6	(6)	(21)
	Others assets	(27)	12	16	(38)	(15)
	Increase (decrease) in liabilities	7	(8)	(37)	(11)	(29)
	Net cash provided by operating activities	42	72	40	223	255

	CASH FLOWS FROM INVESTING ACTIVITIES

	Purchase of held-to-maturity investments, net	—	—	87	6	48
	Purchase of available for sale securities	(44)	(4)		(110)	0
	Acquisition of an interest in affiliate	—	—		(275)	0
	Interest on equity and Dividends received		1	8	11	22
	Acquisition of property, plant and equipment	(92)	(59)	(69)	(247)	(218)
	Net cash used in investing activities	(136)	(62)	26	(615)	(148)

	CASH FLOWS FROM FINANCING ACTIVITIES

	Short-term debt	123	(53)	22	55	42
Long-term debt	Issuances	7	180	64	912	393
	Repayments	(38)	(29)	(121)	(363)	(588)
	Sale (acquisition) of treasury shares	0	(13)	1	(11)	(1)
	Dividends paid	(6)	—	(27)	(88)	(104)
	Net cash used in financing activities	86	85	(61)	505	(258)

	Effect of exchange rate changes on cash and cash equivalents	(5)	(45)	16	(3)	12
	Net increase in cash and cash equivalents	(13)	50	21	110	(139)
	Cash and cash equivalent at beginning of period	274	224	130	151	290
	Cash and cash equivalent at end of period	261	274	151	261	151

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Financial Results for the Fourth Quarter 2005

Appendix VII

Net Income conciliation
BRGAAP x USGAAP

	US$ Million

	4Q05		3Q05		4Q04

Net Income as per Brazilian GAAP (@ current rate)	R$ 80	US$ 35	R$ 114	US$ 49	R$ 181	US$ 65

Difference in property, plant and equipament		2		0		2
Depreciation, depletion and amortization		2		2		2
Write-off		0		-2		0
Amortization of capitalized interest		-1		-1		-1
Start-up costs		-1		-1		-1
Capitalized Interest		1		1		1
Goodwill amortization		12		16		9
Equities effect on Aracruz and Ripasa		21		-19		-21
Deferred income tax - USGAAP adjustments		2		0		-3
Fair Value - FAS 133		-8		-1		7
Translation effects and PVAdj.		-13		16		10

Net Income as per USGAAP		50		60		68

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Financial Results for the Fourth Quarter 2005

Appendix VIII

Net Income conciliation
BRGAAP x USGAAP

	US$Million

	2005		2004

Net Income as per Brazilian GAAP (@ current rate)	R$ 549	US$ 224	R$ 790	US$ 270

Difference in property, plant and equipament		5		6
Depreciation, depletion and amortization		7		7
Write-off		-2		-1
Amortization of capitalized interest		-3		-3
Start-up costs		-6		-5
Capitalized Interest		5		4
Goodwill amortization		43		38
Equities effect on Aracruz and Ripasa		-40		-30
Deferred income tax - USGAAP adjustments		3		-9
Fair Value - FASB 133 - Derivative (after Income Tax)		-9		21
Other adjustments (including translation effects and PVAdj.)		42		11

Net Income as per USGAAP		264		303

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2006

VOTORANTIM PULP and PAPER INC.
(Registrant)

By:	/s/ Valdir Roque

Name:	Valdir Roque
Title:	Chief Financial Officer

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FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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